Filed by SBC Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.

Commission File No.: 1-01105

FINAL TRANSCRIPT

Conference Call Transcript

SBC - SBC Communications

Event Date/Time: May. 04. 2005 / 9:30AM ET
Event Duration: N/A

Thomson StreetEvents	streetevents@thomson.com	612-603-7900	www.streetevents.com

© 2005 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

May. 04. 2005 / 9:30AM, SBC - SBC Communications

CORPORATE PARTICIPANTS

 John Hodulik

 UBS - Wireline Telecom Analyst

 Rick Lindner

 SBC - SVP and CFO

CONFERENCE CALL PARTICIPANTS

 Sandy Vargas

 JP Morgan Asset Management - Analyst

 Stu Halloran

Analyst

 Stephan Lye

Analyst

 PRESENTATION

 John Hodulik  - UBS - Wireline Telecom Analyst

 It’s 9:35 right now so I think we should get going. Good morning, everyone, or at least good morning here from the States. And I want to thank you all for joining us. This morning we have — my name again is John Hodulik. I’m the wireline telecom analyst for UBS. Both Batya Levi and (inaudible), who work with me, are also on the line.

Today with us we have Rick Lindner. He’s the Senior Executive Vice President and Chief Financial Officer of SBC. He’s going to give us an update first on the quarter, than he’ll be happy to take any questions we have regarding SBC’s positioning or strategy going forward. Also with Rick are a couple of members of the investor relations team, Rich Dietz and John Lamprack (ph), who are always available to answer questions.

So again, let me just say that we’re going to do a few minutes with a few slides, give you a general overview. If you don’t have the slides, please email batya.levi@ubs.com. And then after his prepared remarks, we’ll do some Q&A. Again please put your phones on mute. Since everything sounds quiet in the background, sounds like everybody is there already. If you’re not, please put your phone on mute until the Q&A period.

And with that, let me turn things over to Rick.

 Rick Lindner  - SBC - SVP and CFO

 Okay, thank you, John, and greetings to everybody on the call. First of all, my thanks to UBS for hosting this call today. To make the best use of our time, I’ve prepared a brief deck of slides to give you an overview of the business and to share with you some of our fist quarter numbers and then we’ll get right into Q&A.

On slide 2 of the deck is our customary language regarding forward-looking statements and financial estimates as well as non-GAAP financial measures. I’ll trust you to read that slide as well as the information on slide 3, which details our SEC filings regarding our planned acquisition of AT&T.

With that covered, let’s start with slide 4, which provides an overview of the business laid out in the four segments we use in our quarterly reports. Starting at the top left, our core wireline business includes local, long distance, DSL and data services for businesses. Wireline represented more than 9 billion in revenues in the first quarter and about a third of those came from data services, reflecting the transition that’s occurring in our business as we move from voice to more advanced services. We have 52 million access lines. We are the U.S. leader in DSL, with 5.6 million DSL lines, more than 40% ahead of our closest telco peers.

SBC is also 60% owner of Cingular Wireless, the United States’ largest wireless provider with more than 50 million subscribers and spectrum covering a total population of more than 290 million with coverage today in all of the U.S. top 100 metropolitan areas. Cingular also had more than 8 billion in first quarter revenues.

We also have a large and profitable directory business that generated 929 million in first quarter revenues. And our international holdings include investments in Telmex, the incumbent phone company in Mexico, which had revenues in 2004 of about 12 billion, and America Mobile, a leading wireless company in Mexico and Latin America. America Mobile has ownership in companies with more than 60 million combined subscribers. Over the past couple of years we’ve sold a number of our international holdings and we used those proceeds to help fund the acquisition last year of AT&T Wireless.

That’s an overview of our current business mix. On top of these assets, as you know, in January we agreed to acquire AT&T. That will greatly expand our network capabilities, it gives us national and global reach and it strengthens our position in the enterprise space. And I’ll talk a little bit more about AT&T in just a minute, but first I want to briefly cover current performance trends, focusing on our two largest businesses, wireline and wireless.

Slide 5 gives you our operational highlights for the quarter. In the wireline business we posted our fourth straight quarter of revenue growth. We delivered record DSL growth. It’s been our best DSL quarter with 504,000 net additions. We had significant improvement in our retail line results and that’s true both in business and in consumer. And, in fact, in consumer we had a net gain in consumer primary lines in the first quarter. Consumer revenue per customer was up more than 8% and overall consumer revenues were up 3.9%.

At the same time, Cingular Wireless delivered its second strong quarter following the acquisition of AT&T Wireless. They had 1.4 million net adds. The churn at Cingular continues to improve and margins are moving in the right direction with merger synergies expected to have more of an impact as we get later in 2005. So we started the year, I think, with a solid quarter with progress in both wireless and wireline parts of the business.

If you look at our wireline revenues, which are on slide 6, you see four consecutive quarter of positive growth. These results reflect better access line results, including a shift from UNIP, with its regulated prices, to retail, increased penetration of growth products with both data and DSL revenues up more than 20%, and solid overall data growth.

Our revenue results also reflect to a degree some variability that comes with CPE, or customer premise equipment sales. We sell CPE as part of solutions for our business customers and the fourth quarter is typically heavy in equipment sales. So the right-hand chart on this slide cuts out the equipment sales to give you more of a service revenue look and you see a clean progression in terms of revenue growth rates steadily improving each quarter and up 3% in the most recent period.

We also achieved positive revenue growth in all three customer categories, in consumer, in business and at wholesale, for four consecutive quarters during a time of increasing competition. To give you some reference point, these categories — three categories are fairly even in size. Consumer makes up about 38% of our wireline revenues and just under 20% of total revenues when you include Cingular.

In the first quarter we saw improvement in both business and consumer retail lines, and you can see that on the left side of slide 7, as we posted an increase in consumer primary lines of 16,000. That’s our first increase in the last five years. As you know, consumer primary lines are really the foundation of our consumer customer relationships so that’s an important metric for us.

While not as dramatic, we’ve also seen improvement in our declines in consumer additional lines, which totaled 104,000 in the first quarter. That’s the smallest decline we’ve seen in this category since first quarter of 2001 and, as you see on the chart, this number has been steadily improving each of the last three quarters.

A major driver of both improved consumer access line and consumer revenue trends is our bundling strategies and the results on slide 8 demonstrate that. Penetration of key product bundles continued to increase to 64% at the end of the first quarter. And we define a key product bundle as an access line plus one or more of DSL, long distance, jointly billed wireless, or satellite TV. Customers with key product bundles for us have revenues and revenue per customer that’s more than double those without a bundle. And, as a result, our consumer ARPU is up more than 8%.

As you see on the right side of the slide, the ARPU growth, combined with better access line results, has generated our continuing revenue growth trend. Consumer revenues were up 3.9 in the first quarter. And the line chart on the right also shows that consumer revenue growth continues to track somewhat with access lines, but as we bundle more and more, it actually tracks more closely with what you might call revenue units or revenue connections. An access line is a connection, DSL is a connection and video is a connection.

The key components in the current bundling strategy are long distance, DSL, and slide 9 gives you the long distance highlights. We added 1.1 million long distance lines in the first quarter to reach 22 million. Our per minute LD pricing has remained very solid and nearly 80% of our consumer LD subscribers have plans with monthly recurring charges and about a third of those are on unlimited plans.

InterLATA and international revenues grew 36% during the quarter and this was our sixth quarter in a row with total long distance revenues up more than 20%. And I think in this area, our penetration level is still at a place that offers us plenty of upside over the next year or two.

Our strongest unit growth in the first quarter came from DSL where we had a net gain of 504,000 lines and that’s detailed on slide 10. Over the past four quarters we’ve added more than 1.6 million DSL lines, ending the quarter with 5.6 million total, by far the best among our telco peers. And DSL Internet revenues in the quarter totaled 638 million, up nearly 28%.

Looking at DSL penetration of consumer primary lines, company-wide we’re at 20% and in the West, our best DSL region, we’re at 24%. DSL offers are attractive in March. Approximately one-fourth of our installs were for a high-speed tier product, which helps us maintain revenue per customer on DSL, and about a third are taking a home networking solution. Gross adds were up this quarter and churn continues to trend down. So this is certainly a focus area for us and I expect continued good growth in DSL.

DSL Internet is just one part of our overall data revenues, which are summarized on slide 11. Total data revenues were up 6.7% to 2.8 billion and our data revenue stream is about 40% greater than our closest RBOC peer. We’re now posted — we’ve now posted data revenue growth in the 6 to 10% range for six consecutive quarters. And in this quarter, retail business data revenues increased 3.8% in total, which I think speaks to the progress we’re continuing to make in the business markets.

Slide 12 gives you our trends in business access lines and revenues. We again saw significant improvement in business retail line losses in the first quarter, with a decline of just 45,000 lines. That’s down 40% from the fourth quarter and more than 80% from a year ago. We’ve improved business retail line loss each of the last three quarters. And, as you see on the right side of the slide, business revenues also increased modestly all in, and excluding the variability of CPE.

Small and medium business revenues were up particularly strong with a little more than a 5% increase for the quarter. We continue to make solid progress in the marketplace but we continue to focus on improving our cost structure and driving stability in our margins. On slide 13 operating margin in the first quarter was 15.2%. That’s up 70 basis points from the fourth quarter and up just slightly from a year ago. And there are a number of factors that play in the operating expense line.

As expected, we had some modest negative impact from pension and retiree benefit cost increases. And also, our operating expenses this quarter included about $100 million of weather related expenses we incurred primarily in California where we had extensive rain and storm damage, particularly in January and February. Plus, growth in DSL, long distance and Dish satellite TV also carries expense dollars with it.

We’ve offset these factors with a number of initiatives that are allowing us to streamline and reduce the number of call centers and network centers and along with these initiatives we’ve been able to reduce force (ph) levels largely through attrition. Total force was down about 6,000 last year. We have set an expectation of a net force decline of about 7,000 in 2005 and in the first quarter we declined just over 1,800, so we’re exactly on track with that 7,000 number. And we do expect continued improvement in the cost structure as the year progresses.

Let me add a few brief comments on Cingular Wireless and its first quarter results starting on slide 14. In the quarter, Cingular had a very strong start in the first quarter following the close of the AT&T Wireless acquisition and in the first quarter built on that momentum. Subscriber growth was strong as we reached 50.4 million subscribers. Churn was down, margins improved, and most importantly, our merger initiatives in network sales and marketing, as well as customer care, continue to be on schedule. So we’re encouraged with the progress at Cingular at this point and expect continued improvement as the year goes on.

Slide 15 gives you Cingular subscriber metrics. In the first quarter we had 4.8 million gross adds, 1.4 million net, both strong results, especially considering first quarter seasonality. Over the past two quarters Cingular has increased it subscriber base by 3.2 million, with nearly 80% of that being high quality postpaid subscribers. Overall churn was 2.2%, down sequentially and significantly against year ago results. Postpaid churn of 1.9% was also down. And service ARPU shows signs of stabilizing with strong growth in data services. Data revenues were up 28% sequentially, driven by large volumes in instant messaging and downloads. More than 40 million of Cingular subscribers are data equipped and about one-third are active users, so there continues to be a lot of upside in wireless data.

Cingular is in a period of migration. They are moving subscribers to GSM devices and technology and they’re making rapid progress in this effort. On page 16 you see that — you see the results in terms of customers’ usage in both subscribers and minutes on GSM. Starting in the middle of November, Cingular’s moved 3 million subscribers from old AT&T Wireless plans to Cingular. And that means that now two-thirds of Cingular’s base is now on its billing and customer care platforms.

We’ve also made good progress on the network front. We’ve begun build-out in California and other areas where we’re transitioning for the network joint venture that we had with T-Mobile. And we’ve begun the process of moving to UMTS with HSDPA. We expect to launch in 15 to 20 markets this year, with deployment in the remaining major markets in 2006. UMTS with HSDPA gives us outstanding data speeds well above competing technologies, but it’s also a single platform for both voice and data, which drives efficiencies in the network operations. It’s going to be attractive to the enterprise market, giving customers access to wireless productivity tools and the ability to have simultaneous voice and data sessions.

There’s a lot to be encouraged about at Cingular. The network quality, customer service and customer perceptions are all (inaudible - audio break) and Cingular’s outlook is for continuing revenue growth and improving margins.

Let me close this morning with the prepared remarks by stepping back from the current operations to take a look ahead. Slide 17 shows two charts that simply pull together and add up the financial expectations we’ve laid out previously for our two major acquisitions, AT&T Wireless at Cingular and now AT&T, one just completed and the other in process. The 2008 and ‘09 AT&T Wireless estimates shown here are for illustration only and are based on our previously released estimates for 2007.

As these charts show, the two transactions represent significant opportunity. The chart on the left shows expected reported EPS impacts, the chart on the right shows expected adjusted EPS impacts, excluding integration and non-cash amortization costs. I won’t read through the tables but just looking at 2007, combined impact is approximately a positive $0.50 on earnings per share on a normalized basis, growing from that in the years following. So the focus right now at SBC is on executing in our core business and executing these two great opportunities. I think the progress we’re making and, as demonstrated in the first quarter results, is encouraging.

So that concludes my prepared remarks this morning. And, John, at this point I’ll turn the call back to you and we’ll be happy to take any questions that you have.

 QUESTION AND ANSWER

 John Hodulik  - UBS - Wireline Telecom Analyst

 Great, Rick. Thanks a lot. Again, I just want to say one more time, if you can put your phone on mute — we’re actually getting some background noise still — that would be very helpful. There’s a couple of people out there that don’t have it on mute. If you could take a second to make sure, that’d be great.

This is sort of an open mic call here, so we’d like the Q&A session to be somewhat informal. (inaudible — background noise)

...and what’s happening in the enterprise market with Verizon looking like it’s going to end up with this deal for MCI, what are you — there’s also an article in the Journal today that we might see down the road some pricing — improving pricing trends. Given that as a background, what’s your — I think the biggest issue that people have with the deal with AT&T is that it’s going to have a negative impact on your revenue growth. Is there improving pricing or is it market share gains or can you talk to us about how you expect to get the — to improve the combined top line characteristics of the company and talk to the pricing and market share issues?

 Rick Lindner  - SBC - SVP and CFO

 Sure, John. With respect to the marketplace, there is obviously consolidation occurring in the marketplace but even with that, our expectation is that it’s still going to be a very competitive market for these large enterprise customers. Just expect they have large telecom spends and they will leverage those spends to achieve the best pricing available.

Having said that, I think we’re going to be in a position where, in our view, we will have the best product set, the best network capabilities in this space. We have offerings that include advanced data features, full IP capability, security features offered at various levels into the customers base, and we see growth in particular areas around IP-based services, around managed services, and as we expand those managed service relationships, it gives us the ability, I think, to grow revenue.

When you look at AT&T, I think you have to look at it and maybe split it into three pieces. First of all, there’s a consumer base there that obviously is declining because they’re not investing in the marketing of consumer-based services; they pulled back from that market. But it is a base that continues to provide and will continue to provide for the next few years some very attractive cash flows. In addition to that, they have some Voice over IP capabilities with their CallVantage platform that we’ll be able to utilize within our consumer base as we begin to market through Project Lightspeed, a combined offer that includes data, video and Voice over IP. So there are some nice synergies in the consumer part of the space and there’s some attractive cash flows despite the fact that we would expect revenues to decline.

As you get into the business space, the main thing impacting AT&T’s numbers today is a transition of customers from voice, standalone voice products and older vintage data products to newer technologies as companies begin to combine their voice and data networks and that transition is driving some compression in pricing. We will work through that transition and AT&T will work through that transition, I think over the next couple of years, and what you see coming out the other side of it is, I think, a much more stable environment with some opportunity to begin to grow revenues again.

But it is also a business that looks different. It’s a business that is much more based on IP-based services, which are going to drive a lower revenue stream in terms of pricing, but also drives lower operating expenses and lower capital requirements. In essence, the business model is shifting there. And so...

 John Hodulik  - UBS - Wireline Telecom Analyst

 Is there any...

 Rick Lindner  - SBC - SVP and CFO

 The net result of it, John, I think you should expect to see some revenue declines probably over the next — certainly ‘05 and ‘06. I think then you begin to see some stabilization in revenues and you start to see some growth and some good growth in some of the new services and in the managed service areas.

 John Hodulik  - UBS - Wireline Telecom Analyst

 Thanks, Rick. You guys have talked about, before you bought AT&T, that in region you should have — you should take market share in the business market because you have the advantage from an access standpoint. Can you give us an idea is that still the case? Now that you have the capabilities of AT&T combined with the access in region, is there opportunity to fairly dramatically increase your combined market share in region and also among companies that have a substantial portion of their business in region? And can you give us an idea of what you think the combined market share might be in region at this point?

 Rick Lindner  - SBC - SVP and CFO

 I don’t have any numbers, John, on the combined market share in region but we will be in a very strong position in region for the factors you just mentioned. The fact that we have a very dense local network combined with the fact that AT&T frankly has the best product set in this segment of the market, I think puts us in a terrific position.

On top of that, obviously whenever you go through an acquisition there are going to be some integration efforts and it will take some time to integrate their capabilities with our local market presence. But frankly, I think the challenges there are less than I think what Verizon will see with MCI, as an example. I think they have a much more difficult integration challenge just because of the integration that still is yet to be done within MCI.

So I think we’ll have an opportunity to get into the market and leverage the advantages quicker.

 John Hodulik  - UBS - Wireline Telecom Analyst

 Okay, any questions from those dialing in?

 Sandy Vargas  - JP Morgan Asset Management - Analyst

 Hi, this is Sandy Vargas (ph) from JP Morgan Asset Management in London. I have a question on the wireless area if you could just talk in terms of your expectations for wireless. Clearly, over the last few years it’s been a big growth boost for everyone concerned. But are you sensing that this might be the sort of last stages of increased penetration, slowing growth setting in next six to nine months? And perhaps your moving to more of the enterprise area is partly reflecting a sort of view that longer term you need to offset increased wireless.

 Rick Lindner  - SBC - SVP and CFO

 Yes, that’s a good question. I would tell you this in all honesty and candor; we’ve been involved in the wireless business for a little over 20 years now and we have never had a year in those 20 years where the actual growth in the business and growth in the industry hasn’t exceeded our expectations. It’s just been — it’s been amazing, to tell you the truth. Within the markets that we are in in the U.S., you have penetration levels that are approaching 60% but I still believe we have substantial room to grow. And we in the past have modeled what we considered to be ultimate penetration levels in the 70, 75% range. I’m not certain those are valid any longer for a couple of reasons.

One is I think all of the carriers, either directly or through resale relationships, are continuing to expand in areas and products that will access credit challenged markets. And so there’s growth there. In addition, I think as you look particularly at business users, and to some degree even consumers, I think increasingly we will see customers that actually are carrying multiple devices. They’re carrying a device that’s primarily for voice and they’ll carry devices that are primarily for data. So the growth there right now in the marketplace these last couple of quarters continues to be very strong, very encouraging.

And one of the, I think, opportunities we have as a result of these acquisitions, these two acquisitions, is to continue to expand, particularly in wireless in the business segment. AT&T Wireless has a strong — had a strong business base. Cingular, for the most part, did not. It tended to be more of a consumer-oriented company. So with AT&T Wireless, we purchased as part of that acquisition not only the base, but I think some sales capabilities and some product capabilities in the business space that we didn’t have.

And now as we go forward with the acquisition of AT&T, I think combined wireline/wireless offerings there are going to be a natural move and it’s one in wireless, frankly, that’s becoming increasingly important because as you begin to — particularly in the U.S. you see more and more rate plans that include either family talk features or mobile-to-mobile calling. And so to the degree you can penetrate the business space, there’s just a natural expansion of those customer relationships down into the home and the consumer markets. And I think that’s another strong opportunity for us.

So I expect both for the industry and for Cingular we’ll continue to see strong growth this year.

 Sandy Vargas  - JP Morgan Asset Management - Analyst

 If I may have a follow-up, I’m sorry. This is another strategic kind of long-term question. But I fail to understand why telecom companies, given that markets are more challenged and clearly they’re not sort of going to zero, but more challenged, what is the need to spend capital in acquiring assets such as long distance or enterprise when the option of returning more cash to shareholders is always there? So the question really is more directed to your expected hurdle rate. Or do you believe that you will be able to generate extra return or improve your return on invested capital by going into these new businesses?

 Rick Lindner  - SBC - SVP and CFO

 That’s a great question. And as we look at it, there are times when, certainly in the telecom industry in the last few years, it’s been very easy to look at other industries and say, “Wow, the grass is certainly much greener over there.” But we are a telecom company. This is the industry that we are in. And the transactions that we have been involved in, particularly in the last 12 to 18 months, have really been geared toward putting us in, I think, the premier position to be able to compete in this industry. The capabilities, the network capabilities and product sets with AT&T certainly puts us in a premier position within the business space.

The acquisition of AT&T Wireless was key to giving Cingular the assets that it needed in terms of spectrum, in terms of scale, in terms of network coverage, in order to be the leading wireless provider in the U.S. And the capital that we’re investing currently in our wireline business in order to be able to expand our product sets, to bring video into our bundles, as well as higher speed, more robust data offerings in the consumer space, all of those are geared toward maintaining a strong product set value proposition and market position in consumer.

Frankly, sitting here today, I like the assets we have, I like the way we are positioned. We are significantly in better position than we were 12, 18, 24 months ago. Now, the key to it, and I think the real question behind it from you is can you earn a return on those investments and are we going to see and be able to generate earnings and cash flow from those investments, and clearly our expectation is that we’re going to do that. I’m very excited about the opportunities.

Let me take them kind of one at a time, first of all in wireless. We’re going through extensive integration efforts right now in 2005 and in 2006 to integrate those networks and to expand the data capabilities and to employ UMTS. As we get later into next year, we are going to have the premier GSM network with the best data product in the industry. And, at the same time, keep in mind we’re operating from a base where today, in many markets, we’re actually operating four networks; two TDMA networks and two GSM networks. By mid to late next year, those will be one single GSM network throughout all of those markets. By 2007, our expectation is that TDMA is pretty much out of our networks.

And so as a result, you’re going to see some heavy capital expenditures in ‘05 and ‘06, dropping off significantly in ‘07, at the same time that revenues, margins and operating cash flows are increasing due to the integration efforts. And as a result, in the wireless business I think there’s significant opportunities for revenue growth, earnings and cash flow.

As we move into the enterprise space and on the AT&T acquisition, one of the things we’ve found, frankly, that I think even we had forgotten about, was all of the unusual interfaces and activities that go on in our business today because of the split that occurred 20 years ago in splitting the local and long distance networks. And we’re going to have the opportunity over this next year or two to put that back together to eliminate those costs and eliminate those inefficiencies and, at the same time, put together a premier product set and national network with strong local network capabilities. It’s really a terrific fit.

And as a result, largely through cost synergies that we have clear visibility to in the business, we’re going to be able to ramp up again both earnings and cash flow. And you see some of that earnings ramp on the last slide in the deck today with respect to the AT&T acquisition. Cash flow actually follows and in some ways precedes it. We would expect the cash flow positive in AT&T in 2007. So our expectation is to be able to take these assets and the position that we put ourselves in and leverage that over the next few years to drive both earnings and cash flow.

 John Hodulik  - UBS - Wireline Telecom Analyst

 Are there any other questions from those dialing in? If not, I can just ask another quick question. Rick, on the DSL trend, I don’t know, maybe you put DSL in the same category that you did in terms of penetration that you did just then with Cingular, but DSL trends are phenomenal across the carriers this quarter. The 500,000 number, I remember Randall (ph) used to say that you guys were pricing DSL at a point where you could expand the net adds every quarter. And is the 500,000 you did sort of — is it sort of an outline or do you expect to continue that trend of improving net adds through the quarter because if that’s the case, I would say that a lot of the numbers I’ve seen on the Street and probably our own numbers are probably too low for that line item.

 Rick Lindner  - SBC - SVP and CFO

 John, in terms of what we’re planning on, it’s — we’re exceeding kind of our planned or expected levels at this point. Having said that, I would tell you that we are — we believe DSL is probably the key strategic product we have in the consumer and small business space and we’re going to continue to push that very hard in our bundling efforts.

We’re also — some of this growth is occurring through expanded sales and promotional activity, but some of it also is occurring, I think this is the good news, through reductions in churn that we’ve been able to generate in the last three, four quarters. And it’s been a pretty steady trend in reduction in the overall churn levels in DSL. Some of it is just refining the way we sell the product, the way we provision it, the way we provide customer service for it. Some of it is doing a better job of targeting where we sell it. And one of the key — the interesting things that came out of that is we started to segregate churn rates and what we found is that churn rates were significantly higher for the customer base that tended to be at the edge of the distance limitations on DSL. Because the reality is if you’re at the longer loops, longer from the central office, further away from fiber deployed in the network, you’re going to get a less predictable, less robust data service.

So that’s one of the benefits I think we’re going to see that frankly we haven’t talked about and I don’t think people have focused on very much with respect to Project Lightspeed. As we drive fiber further into the network, we’re going to provide customers with a more robust data product and we’re going to be able to expand where we’re offering DSL today. So it gives us some good, I think, continued growth there.

But I would expect us — we’ll continue to push DSL strongly this year. I don’t know, I can’t tell you we’ll be at 500,000 every quarter. As you know, typically second quarter we see some access line reductions because of seasonality, so you should expect to see some of that in there. But right now we’re encouraged by the activity and certainly we want to move to be at 50% or more of the overall broadband penetration. And to do that, we have to be above 50% in current flow share of broadband, which that’s where we intend to be.

Unidentified Audience Member

 Rick, it’s (inaudible), UBS also. Wanted to ask you a question about UMTS. I can see the logic of putting four networks into one in UMTS, but I was wondering what the impact you feel is going to be on revenues, how key the (inaudible) is going to be to that, whether it’s a question of just holding margins up or are you going to see a margin increase? So thinking about it more from the consumer (ph) rather than the technology.

 Rick Lindner  - SBC - SVP and CFO

 Yes, I think on the data side, very simply, when we looked at the efforts that we were going through and the integration, it made all the sense in the world to us to rollout UMTS because if you think about it, as we convert our markets and we converge the networks, we’re going to be touching every one of our local networks and, in many cases, we’re going to be touching every one of our cell sites. So that’s the perfect time to go in and overlay UMTS.

The other key point, I think, is as you go through and you make the acquisition that we made in wireless and the commitment to the business and to go through this network integration and not come out the other side with what we consider to be the premier data product in wireless, I think would be a mistake. When you look at our results today and when you think about and look at the pricing in the marketplace for consumer or for business, increasingly we’re moving to an environment where usage charges for voice, minutes of use, are declining because the rate plans include things like free nights and weekends and they include free mobile-to-mobile calling and you have customers that can combine multiple phones into a family talk plan. And in Cingular’s case, we offer customers the added protection of rollover minutes. So all of those things impact usage charges around the voice side of service. But they also — they also help to increase customer satisfaction and decrease churn.

Where usage revenues increasingly are becoming important in wireless and driving revenues and revenue per customer is in data. And we’re seeing exponential growth in messaging, we’re seeing it in downloadable games, downloadable ringtones and that’s had a significant impact, I think, for all the carriers. So having that robust data product is extremely important.

The other thing that’s important to us is the ability to integrate services in the future between our wireless and wireline networks. So you take a customer that first of all has DSL at home with WiFi capability in his home and he can utilize his laptop there using WiFi, he can utilize it at one of our 7,000 WiFi hotspots across the country, and when he’s not in one of those spots, he can utilize it and receive speeds that are certainly equivalent to high-speed broadband today using UMTS. And then having the ability for those customers to move in and out of WiFi environment and a cellular environment and keep their service seamless I think is a real opportunity for us going forward.

 John Hodulik  - UBS - Wireline Telecom Analyst

 Rick, I think it gets back to the ARPU question. You guys showed some real — I’d say some very positive — significant improvement in the trends in the ARPU this quarter. It stands to reason that given you’re building out these new requirements at data, it’s some real upside probably maybe even starting in ‘06 as you get the new network rolled out, should we see continued improvement in trends between now and then or similar trends that we’ve seen this quarter or do you think you could make continued progress (inaudible - background noise) from data revenues?

 Rick Lindner  - SBC - SVP and CFO

 I think you should see continued progress in ARPU. There are two things at play that are impacting ARPUs at Cingular today. First of all, the major thing that has put pressure on ARPU is the fact that we are — and we’re frankly the only carrier today in this position — but we are taking our entire customer base, both the Cingular base and the prior AT&T base, over the last year or two through a technology conversion. And we’re moving through that very quickly. But if you think about the net results of that is it accelerates customers moving, first of all, to new devices, but also as they move to those new devices and you have more upgrade cost and expense, you’re also moving them to the current generation of rate plans. And so that is what, over the last year, has put pressure on ARPU.

We are, as you could see on the charts we looked at today, we’re starting to get through that. Over 70% of the base now is on GSM. So, as we get into the second half of this year, we’re going to start to see the upgrade activity and the migration to GSM start to slow down. At the same time, you’ll start to see those ARPU pressures begin to abate. And at the same time, I think even prior to UMTS, we have a lot of opportunities to continue to grow data revenues and data usage within our customer base. So I think that’s — I think you should expect to see improvement in the ARPU trends there.

Unidentified Audience Member

 Can I follow up on that? Sorry, John, do you mind if I just ask a quick — if you’ve got — sorry, it’s (inaudible) again. If you’ve got under GSM higher revenues and higher costs and on the UMTS you got lower revenues and lower costs, are the margins similar?

 Rick Lindner  - SBC - SVP and CFO

 Well, we are moving — first of all, we’re moving — today, as we’re moving from — largely from TDMA to GSM, the revenues are slightly lower in ARPU and more significant reductions in terms of revenue per minute. I think the margin opportunities as we get to a single network are greater than where we are today. It’s a combination of a number of factors. One is just the scale of the networks, the additional spectrum that we have as a result of the acquisition. We have continued improvements just in the basic GSM technology and efficiency in terms of handling minutes and traffic. At the same time, the prices, because of the scale for things like GSM devices, are much, much better. So just in this transition, as we get through it, I think there’s actually better margins, significantly better margins at the other side.

With respect to UMTS, I don’t expect — as we begin to migrate customers into the UMTS layer, I don’t expect the pricing to be significantly different other than in perhaps the data pricing around heavier data users. I think users will be able to get a lower effective price per kilobit in UMTS. But I don’t think it will change the underlying basic rate plans and voice pricing. I think the advantage in this technology relative to some of the competing technologies, particularly with CDMA and EV-DO, is the ability to utilize this spectrum and the network that’s devoted to UMTS for both voice and data. So you can leverage that investment in two ways as opposed to an EV-DO where you have to create and carve out a spectrum and network investment that is solely data only.

 John Hodulik  - UBS - Wireline Telecom Analyst

 Okay. Are there any questions from those dialing in?

 Stu Halloran Analyst

 Yes, actually. It’s Stu Halloran (ph) from (inaudible). I just wanted to ask you a question about whether you think Verizon will — if they do win the contest for MCI and do merge it, will it actually be more of a rational competitor than either MCI or AT&T were in the old days.

 Rick Lindner  - SBC - SVP and CFO

 Well, I think we certainly have — we have certainly hopes that while the — as I said before, the marketplace will continue to be very competitive but I do believe there’s an opportunity for it to be more rational. You have a unique set of circumstances certainly that’s surrounded the businesses of AT&T and MCI, MCI particularly. And as you now have those assets and those capabilities moving into companies’ hands, companies that are financially more stable and companies that are making an investment and need to earn a return on that investment, I think you should see more rationality in the pricing.

And the fact is that both companies will have opportunities in the marketplace. A lot of — there’s a lot of business opportunities there and many of these large customers will want to use more than one vendor for portions of their networks. So I think in that regard it starts to move into a competitive but more rational marketplace. And from a customer perspective, I think you also have the added benefit of stability and investment in new products and new capabilities.

 Stu Halloran Analyst

 Okay. Can I ask you, was that an assumption that you made in your evaluation of AT&T when you actually made that acquisition that the market would actually become more rational than it has been, say over the last two to three years?

 Rick Lindner  - SBC - SVP and CFO

 I would tell you that in our modeling of the acquisition, we did not assume that. We assumed — we took basically the baseline business and we trended it based on what we see and saw currently happening and happening over the last couple of years in the marketplace. And that was one of the things, frankly, from my position, that was encouraging because we could generate a return on the investment we were making largely based — 85% of synergies were based solely on costs that we could readily identify were redundant between our two companies. And I think we’ve been very conservative, in fact, in even the assumptions around those cost synergies.

So I think we have — we have upside from what we had modeled, both in terms of how the company may be able to perform in the marketplace, what kind of revenue synergies may actually develop, and we have upside in terms of the costs that I think we can take out of the business. So we’ve been very conservative with it.

 Stu Halloran Analyst

 Okay. And just one last question and that’s actually the AT&T name. What actually happens to that? Have you made any formal kind of announcement on that yet?

 Rick Lindner  - SBC - SVP and CFO

 We haven’t made any formal announcement with the AT&T name, but we view the AT&T name and brand as a very significant asset. And so I think you should expect to see the AT&T brand continue to be used in a prominent way in our business. And as we get to closing the transaction, we’ll make a formal announcement in terms of how we’ll utilize that brand and what impact will be on the existing SBC brand.

 Stephan Lye Analyst

 Rick, it’s Stephan Lye (ph) from (inaudible) Bank. Could I ask about your Dish net adds, which were down in the quarter? I understand that you were targeting Dish towards the areas where you were suffering the most competition. So if net adds are down, is that a seasonality issue or is that competition reducing or is it a change of strategy?

 Rick Lindner  - SBC - SVP and CFO

 I think it reflects mostly a change in strategy and in how we target the Dish adds. We will continue to sell Dish into the future. And in the future, it will be targeted in areas where we don’t have a video product over our own network. We’re continuing to develop the relationship with Dish; we’re even launching this year a set-top (ph) box that was developed with two wires that will actually allow us to be able to combine some features and functionality between Dish and our own DSL and broadband service. So we’ll continue to — we’ll continue to utilize that relationship, but we’ll be utilizing it in the future more in areas where we don’t have our own video product.

In the meantime, we are starting to transition it and we’re starting to target it more in areas where we will not have a Lightspeed deployment initially. And we’re targeting it in some areas in segments of the customer base where we want to use it as a retention tool. And I think you’ll see that continue as the year goes on. So you’ll continue to see Dish net adds, but at more modest levels from what you saw last year.

 Stephan Lye Analyst

 Right. And with respect to the Lightspeed trials, specifically the video field trials, what is going best or worst than you had expected with that? Because when I saw the Microsoft IP TV product back at the Consumer Electronics Show, it was a bit flaky.

 Rick Lindner  - SBC - SVP and CFO

 I didn’t see it at the Consumer Electronics Show so I’m not certain what — if they had some technical issues or problems there. Our field trials — first of all, our lab trials have gone very well. We are starting just now to roll it into field trials. I think what has gone better so far is the fact that the overall network and the platform seems less sensitive to interference in the network than we originally thought it might, which means that we may not have to do as much conditioning in the network in areas where we offer project Lightspeed. So I think that’s good news.

I think even better than that is we are seeing more throughput, higher data speeds than we originally estimated. We’re seeing 25 megabits in areas where we’re 4,000 feet or less. And so I think we’re now, where originally we thought we’d be generally in the 15 to 20 megabit range, we’re certainly seeing that we’re going to get into the 20 to 25 megabit range, which I think is encouraging.

The other thing that’s encouraging is the alliance that’s occurred among the vendors that are working on this project between the Alcatel’s and the Microsoft’s and I think we’ve got good cooperation on the team that’s building this platform. Probably the thing that we’re waiting on right now is the next release of the Microsoft software version and they’re probably a few weeks behind schedule on that. But we’ve got commitments from Microsoft at the very highest levels that this is a key priority for them and they will make the schedule. So I think that’s an area we’re watching closely.

Unidentified Company Representative

 John, I think we’ll have to wrap it up here.

 John Hodulik  - UBS - Wireline Telecom Analyst

 Okay. Well, again, I want to thank Rick and Rich and John for being on the call and everyone for participating. Please feel free to give me a call if you — if there’s any other questions. Or obviously you can call the investor relations department at SBC directly.

And with that, we’ll end the call. Thanks again, everyone.

 Rick Lindner  - SBC - SVP and CFO

 Thanks, John.

###

In connection with the proposed transaction, SBC filed a registration statement, including a proxy statement of AT&T Corp., with the Securities and Exchange Commission (the “SEC”) on March 11, 2005 (File No. 333-123283).  Investors are urged to read the registration and proxy statement (including all amendments and supplements to it) because it contains important information.  Investors may obtain free copies of the registration and proxy statement, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC’s Internet site (www.sec.gov).  These documents may also be obtained for free from SBC’s Investor Relations web site (www.sbc.com/investor_relations) or by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas 78205. Free copies of AT&T Corp.’s filings may be accessed and downloaded for free at the AT&T Investor Relations Web Site (www.att.com/ir/sec) or by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction. Information regarding SBC’s directors and executive officers is available in SBC’s proxy statement for its 2005 annual meeting of stockholders, dated March 11, 2005, and information regarding AT&T Corp.’s directors and executive officers is available in the registration and proxy statement.  Additional information regarding the interests of such potential participants is included in the registration and proxy statement and other relevant documents filed with the SEC.

###

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this document contains financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results might differ materially  Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving SBC and AT&T Corporation, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.  Such statements are based upon the current beliefs and expectations of SBC’s and AT&T’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of AT&T shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues.  Additional factors that may affect future results are contained in SBC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site http://www.sec.gov.  SBC disclaims any obligation to update and revise statements contained in this presentation based on new information or otherwise.

This document may contain certain non-GAAP financial measures.  Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on SBC’s Web site at www.sbc.com/investor_relations.